Exhibit 99.1

Fusion Fuel Appoints Uranium Investor James Passin as Chairman and Appoints Frederico Figueira de Chaves as Chief Executive Officer

Passin, recently appointed to the Board, brings over two decades of institutional uranium investment expertise to help lead the Company’s strategic direction

Frederico Figueira de Chaves appointed CEO, bringing deep knowledge of the Company’s strategy and operations

Dublin, April 23, 2026 (GLOBE NEWSWIRE) — Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today announced changes to its Board of Directors (the “Board”) and senior management. James Passin, who was recently appointed to the Board, has been appointed Chairman of the Board, and Frederico Figueira de Chaves has been appointed Chief Executive Officer (“CEO”). John-Paul (JP) Backwell has stepped down as Chairman and CEO due to personal and health reasons following his tenure with the Company. Mr. Backwell will continue to serve on the Board as a non-executive director, while supporting the Company in a consulting capacity.

James Passin brings to the Chairmanship a depth of strategic vision and institutional market knowledge that the Board believes is uniquely suited to Fusion Fuel’s current direction. A pioneer of uranium investing, Mr. Passin made uranium exploration and mining a core focus at Firebird Management LLC as early as 2000 — when uranium traded below $8 per pound and institutional interest in the sector was virtually non-existent. Uranium subsequently rallied to over $135 per pound by 2007. He exited all uranium positions ahead of the post-2007 price correction.

During his tenure at Firebird Management LLC, Mr. Passin directed and managed a resource portfolio in excess of $1 billion, developing deep expertise across early-stage resource companies in the Americas, Central Asia, Africa, and frontier markets globally. He was described by the Financial Times as “The Indiana Jones of frontier markets” and by The New York Times as a “daredevil investor” — recognitions that reflect a consistent track record of identifying transformational investment opportunities ahead of consensus. The Board believes Mr. Passin’s appointment as Chairman will provide strong strategic leadership as the Company pursues its uranium royalty platform and evaluates further growth opportunities across energy commodities.

“I am honored to take on the role of Chairman at what I believe is a pivotal moment for Fusion Fuel,” said Mr. Passin. “We believe uranium and critical elements are entering a structural upcycle driven by energy security imperatives, growing nuclear capacity commitments, and surging electricity demand from artificial intelligence infrastructure — and Fusion Fuel is positioning itself to participate in that cycle through a capital-efficient royalty model. I want to recognize JP’s exceptional leadership and the lasting impact of his contributions to the Company during a critical period of significant operational and strategic transformation. I look forward to working alongside Frederico and the full Board to take Fusion Fuel to the next level.”

Mr. Figueira de Chaves has been appointed Chief Executive Officer, in addition to his continuing roles as Interim Chief Financial Officer and Chief Strategy Officer. His appointment reflects the Board’s confidence in his deep, hands-on knowledge of Fusion Fuel’s strategy, its ongoing transactions, and its operational platforms.

Mr. Figueira de Chaves has served in several senior roles at the Company since 2020. Mr. Figueira de Chaves served as Chief Financial Officer of the Company from June 2020 to June 2023, as CEO from June 2023 to November 2024, as a director since June 2020, as Chief Strategy Officer since November 2024, and as Interim Chief Financial Officer since January 2025. He previously held senior positions at UBS AG, including Chief of Staff roles to the Global Asset Management CEO, the CEO of Europe, the Middle East, and Africa (“EMEA”), and the Group COO. He holds a master’s degree in economics from the University of Edinburgh.

“I am grateful for the confidence the Board has placed in me,” said Mr. Figueira de Chaves. “Fusion Fuel is at an exciting inflection point. I look forward to working closely with James as Chairman, with JP in his continued advisory role, and with the entire Board and management team to execute on our strategy and deliver meaningful results for our shareholders.”

The Board extends its deep appreciation to Mr. Backwell for his leadership and significant contributions during a pivotal period in Fusion Fuel’s evolution. Under his leadership, Fusion Fuel launched Bright Hydrogen Solutions Limited (“BrightHy Solutions”) and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”), advanced the growth of Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), secured critical capital, and entered into an agreement to acquire Royal Uranium Inc. (“Royal Uranium”), the holder of certain uranium, natural gas and other mineral assets royalties.

Mr. Backwell will remain on the Board as a director and has entered a consulting arrangement to support the execution of ongoing transactions and the continued growth of the Company’s operations.

Mr. Backwell stated, “I have strong confidence in both James and Frederico to take the Company forward, and I remain fully committed to supporting the Board and management team as we execute on our strategic initiatives.”

The Company intends to hold an investor update call following the anticipated announcement of the Extraordinary General Meeting (the “EGM”) in connection with the Company’s contemplated transaction with Royal Uranium, the closing of which remains subject to shareholder approval at the EGM and satisfaction of other customary closing conditions. Further details will be announced in due course.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas, BrightHy Solutions, and BioSteam Energy platforms. With operations spanning LPG supply to hydrogen and bio-steam solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. For more information, please visit www.fusion-fuel.eu.

Forward-Looking Statements

This press release and the statements contained herein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding: (i) the anticipated benefits of the leadership and Board changes announced herein, including the ability of the Company’s new Chairman and CEO to execute on the Company’s strategic direction; (ii) the Company’s contemplated acquisition of Royal Uranium and the expected benefits thereof, including expected royalty exposure to uranium exploration activity; (iii) the Company’s expectation to hold an investor update call and an Extraordinary General Meeting in connection with the Royal Uranium transaction; (iv) the Company’s strategic direction and growth plans, including with respect to its uranium royalty platform and energy commodity opportunities; and (v) statements regarding uranium market dynamics, including anticipated demand and supply trends. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risk that the anticipated benefits of the leadership transition may not be realized; the risk that the Royal Uranium transaction may not be completed on the anticipated terms or timeline, or at all, including the risk that shareholder approval may not be obtained or that other closing conditions may not be satisfied; the Company’s ability to integrate Royal Uranium’s assets into its business, the ability of the parties to obtain Irish regulatory approval and any other required third-party consents and approvals in connection with the transaction, obtain the approval of the Company’s shareholders, and to meet all other closing conditions; the realization of revenues from the assets of Royal Uranium, including its royalties, which may depend on, among other things, the commercial development of uranium, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, regulatory approval, and market demand for uranium; volatility in uranium and natural gas commodity prices, which directly affect the potential value of the anticipated royalty interests; the risk that operators of royalty-bearing properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles; the possibility that exploration activities, including those authorized under recently obtained permits, may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves; the dependence of the Company on third-party operators over whom it has no operational control to generate revenues from the anticipated uranium and other royalty interests held by Royal Uranium, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where the royalty assets are located, may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes; the risk that royalty agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025, and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact:

ir@fusion-fuel.eu

www.fusion-fuel.eu